UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SunGard Capital Corp.
SunGard Capital Corp. II
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares and Restricted Stock Units based on SunGard Capital Corp. Class A Common Stock,
SunGard Capital Corp. Class L Common Stock and SunGard Capital Corp. II Preferred Stock
(Title of Class of Securities)

Victoria E. Silbey, Esq.
Senior Vice President-Legal and General Counsel
SunGard Data Systems Inc.
680 East Swedesford Road
Wayne, Pennsylvania 19087
Telephone: 484-582-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Mims Maynard Zabriskie
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, Pennsylvania 19103
Telephone: 215-963-4000
Fax: 215-963-5001
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$76,202,726.62	$4,252.11

*	The “transaction valuation” set forth above assumes that the following eligible securities will be amended pursuant to this offer: (i) options to purchase 5,462,271 units, consisting of 7,100,953 shares of SunGard Capital Corp. Class A common stock, 788,752 shares of SunGard Capital Corp. Class L common stock and 273,114 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $45,171,843.29 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, (ii) options to purchase 3,908,352 shares of SunGard Capital Corp. Class A common stock, having an aggregate value of $6,494,048.91 as of August 12, 2009 as calculated in accordance with the Black-Scholes option valuation model, and (iii) restricted stock units covering 1,551,982 units, consisting of 2,017,577 shares of SunGard Capital Corp. Class A common stock, 224,106 shares of SunGard Capital Corp. Class L common stock and 77,599 shares of SunGard Capital Corp. II preferred stock, having an aggregate value of $24,536,835.42 as of August 12, 2009 based on the June 30, 2009 book value of the units.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2009 equals $55.80 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1 SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet and Questions and Answers” in the Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, dated August 13, 2009 (the “Offer to Amend”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2 SUBJECT COMPANY INFORMATION.
(a) The names of the issuers are SunGard Capital Corp. (“SCC”) and its subsidiary SunGard Capital Corp. II (“SCCII” and, together with SCC, the “Company”); the address of the Company’s principal executive offices is 680 East Swedesford Road, Wayne, Pennsylvania 19087; and its telephone number is (484) 582-2000. The information set forth in the Offer to Amend under Section 11 (“Information Concerning SunGard”) is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend certain outstanding performance-based options (the “Unit Options”), to purchase units (“Units”) consisting of SCC Class A common shares (“Class A Shares”), SCC Class L common shares (“Class L Shares”) and preferred shares of SCCII (“Preferred Shares”), options to purchase Class A Shares (the “Class A Options”) and restricted stock units covering Units (the “Restricted Stock Units” and, collectively with the Unit Options and the Class A Options, the “Eligible Awards”) held by current management-level employees of the Company (or any subsidiary), other than its 15 senior executive officers, upon all the terms and conditions set forth in the Offer to Amend and the related Election Forms attached hereto as Exhibits (a)(4) and (a)(5) (the “Election Forms”) and the forms of amendment to the Management Non-Qualified Performance Based Option Agreements, Management Non-Qualified Performance Based Class A Option Agreement or Management Performance Based Restricted Stock Unit Agreement, as the case may be, attached hereto as Exhibits (a)(7) through (a)(9). Each eligible participant may elect to tender his or her Eligible Awards to the Company to make the following amendments, as described in more detail in the Offer to Amend and Election Forms: (i) reduce the EBITA performance targets for 2009 and 2010 to reflect the Company’s enterprise-wide EBITA at budget for the 2009 and 2010 calendar years; (ii) amend the number of Units or Class A Shares, as applicable, that may be earned in 2009 and 2010 under the amended EBITA performance targets; (iii) extend the vesting schedule for the Units and Class A Shares earned in each of 2009 and 2010; and (iv) extend the payment date of the Restricted Stock Units that vest after December 31, 2008 from five years after the original grant date to ten years after the original grant date. The Offer is currently set to expire at 5:00 p.m. Eastern Daylight Time on September 14, 2009 but may be extended (the “Expiration Date”). As of August 12, 2009, the following were outstanding and eligible for amendment in the Offer: 7,100,953 Class A Shares, 788,752 Class L Shares and 273,114 Preferred Shares underlying Unit Options; 3,908,352 Class A Shares underlying Class A Options; and 2,017,577 Class A Shares, 224,106 Class L Shares and 77,599 Preferred Shares underlying Restricted Stock Units.
The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Awards; Amendment of Eligible Awards”), Section 3 (“Status of Eligible Awards Not Tendered”), Section 6 (“Acceptance of Eligible Awards for Amendment”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Awards; Terms of Current Performance Awards”), is incorporated herein by reference.
(c) The information set forth in the Offer to Amend under Section 8 (“Price Range of Shares Underlying the Awards”) is incorporated herein by reference.
ITEM 3 IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule D to the Offer to Amend (“Information Concerning the Directors and Executive Officers of SunGard”) is incorporated herein by reference.
ITEM 4 TERMS OF THE TRANSACTION.

(a) The information set forth in the Offer to Amend on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Employees; Eligible Awards; Amendment of Eligible Awards”), Section 3 (“Status of Eligible Awards Not Tendered”), Section 4 (“Procedures for Electing to Amend Awards”), Section 5 (“Withdrawal Rights and Change of Election”), Section 6 (“Acceptance of Eligible Awards for Amendment”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Awards; Terms of Current Performance Awards”), Section 10 (“Amended Awards Will Not Differ from Eligible Awards Except As Described Herein”), Section 13 (“Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material Income Tax Consequences”), Section 16 (“Extension of Offer; Termination; Amendment”) and Section 20 (“Miscellaneous”), is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards”) is incorporated herein by reference.
ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards”) is incorporated herein by reference. The SunGard 2005 Management Incentive Plan, pursuant to which the Eligible Awards have been granted, and the Stockholders Agreement, dated as of August 10, 2005, by and among SCC, SCCII, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and certain stockholders of SCC and SCCII are incorporated by reference as Exhibits (d)(1) and (d)(2), respectively, and contain information regarding the subject securities.
ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 6 (“Acceptance of Eligible Awards For Amendment”) and Section 10 (“Amended Awards Will Not Differ From Eligible Awards Except As Described Herein”), is incorporated herein by reference.
(c) The information set forth in the Offer to Amend under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
ITEM 7 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Amend under Section 9 (“Source and Amount of Consideration; Terms of Amended Awards; Terms of Current Performance Awards”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Not applicable.
ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards”) is incorporated herein by reference.
ITEM 9 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.

ITEM 10 FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Amend under Section 11 (“Information Concerning SunGard”) and Section 19 (“Financial Statements”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the SunGard Data Systems Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2008 is incorporated herein by reference. Item 1 (“Financial Statements”) of the SCC, SCCII and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 is incorporated herein by reference. Item 2 (“Financial Statements”) of the SCC and SCCII Registration Statement on Form 10/A pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.
(b) Not applicable.
(c) The information set forth in the Offer to Amend under Section 11 (“Information Concerning SunGard”) is incorporated herein by refernce.
ITEM 11 ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Amend under Section 12 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Awards”) and Section 14 (“Legal Matters; Regulatory Approvals”), is incorporated herein by reference.
(b) Not applicable.
ITEM 12 EXHIBITS.

(a)(1)	Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, dated August 13, 2009.

(a)(2)	Memorandum dated June 9, 2009, to Management Option and RSU Holders regarding Amendments to the Performance-Based Equity Plan.*

(a)(3)	Announcement of Offer to Amend, dated August 13, 2009.

(a)(4)	Election Form.

(a)(5)	Election Form for International Employees.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Amendment to the Management Non-Qualified Performance-Based Option Agreement.

(a)(8)	Form of Amendment to the Management Non-Qualified Performance-Based Class A Option Agreement.

(a)(9)	Form of Amendment to the Management Performance-Based Restricted Stock Unit Agreement.

(a)(10)	SunGard Data Systems Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(11)	SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated herein by reference.

(a)(12)	SunGard Capital Corp. and SunGard Capital Corp. II Registration Statement on Form 10/A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	SunGard 2005 Management Incentive Plan, as Amended May 12, 2009 (incorporated by reference to the Exhibits filed with the SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (Commission File No.’s 000-53653, 000-53654 and 1-12989, respectively)).

(d)(2)	Stockholders Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(3)	Forms of Performance-Based Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(4)	Forms of Performance-Based Restricted Stock Unit Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(d)(5)	Forms of Performance-Based Class A Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-C filed with the Securities and Exchange Commission on June 9, 2009, and incorporated herein by reference.
ITEM 13 INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: August 13, 2009	SunGard Capital Corp. SunGard Capital Corp. II
	By:	/s/ Victoria E. Silbey
Victoria E. Silbey
Vice President

LIST OF EXHIBITS

(a)(1)	Offer to Amend Certain Outstanding Performance-Based Options and Restricted Stock Units, dated August 13, 2009.

(a)(2)	Memorandum dated June 9, 2009, to Management Option and RSU Holders regarding Amendments to the Performance-Based Equity Plan.*

(a)(3)	Announcement of Offer to Amend, dated August 13, 2009.

(a)(4)	Election Form.

(a)(5)	Election Form for International Employees.

(a)(6)	Form of Reminder of Expiration Date.

(a)(7)	Form of Amendment to the Management Non-Qualified Performance-Based Option Agreement.

(a)(8)	Form of Amendment to the Management Non-Qualified Performance-Based Class A Option Agreement.

(a)(9)	Form of Amendment to the Management Performance-Based Restricted Stock Unit Agreement.

(a)(10)	SunGard Data Systems Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2008 is incorporated herein by reference.

(a)(11)	SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 is incorporated herein by reference.

(a)(12)	SunGard Capital Corp. and SunGard Capital Corp. II Registration Statement on Form 10/A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	SunGard 2005 Management Incentive Plan, as Amended May 12, 2009 (incorporated by reference to the Exhibits filed with the SunGard Capital Corp., SunGard Capital Corp. II and SunGard Data Systems Inc. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 (Commission File No.’s 000-53653, 000-53654 and 1-12989, respectively)).

(d)(2)	Stockholders Agreement, dated as of August 10, 2005, by and among SunGard Capital Corp., SunGard Capital Corp. II, SunGard Holding Corp., SunGard Holdco LLC, Solar Capital Corp. and Certain Stockholders of SunGard Capital Corp. and SunGard Capital Corp. II (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(3)	Forms of Performance-Based Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (Commission File No. 1-12989)).

(d)(4)	Forms of Performance-Based Restricted Stock Unit Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(d)(5)	Forms of Performance-Based Class A Stock Option Award Agreements (incorporated by reference to the Exhibits filed with SunGard Data Systems Inc.’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 (Commission File No. 1-12989)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO-C filed with the Securities and Exchange Commission on June 9, 2009, and incorporated herein by reference.